Mail Stop 4561

December 16, 2008

Mr. Edward H. Blankenship
Senior Vice President of Finance and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

> **Re:** **Avocent Corporation**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
>
> **Forms 10-Q For the Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008 and September 30, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
>
> **Form 8-K Filed on December 2, 2008**
>
> **File No. 000-30575**

Dear Mr. Blankenship:

We have reviewed your response letter dated November 21, 2008 in connection with the above-referenced filings and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2008.

Form 10-K for the Year Ended December 31, 2007

Business

Customers, page 9

1. We note your response to our prior comment 2 and reissue it. We note your statement that "[w]hile we have contracts with some of our OEM customers, none of them is obligated to purchase products from us except pursuant to binding purchase orders and license agreements." Specify whether you have agreements with Dell, HP and Tech Data and if so, describe their material terms.

Further, we note your statement on this page that the loss of, or material decline in orders from, certain of your OEMs would have a material adverse effect on your business, financial condition, results of operations, and cash flow. You also have a risk factor entitled "A substantial portion of our business consists of sales to a limited number of OEM customers that are not obligated to continue doing business with us, and these sales vary considerably from quarter to quarter," on page 20 in which you state that "[t]he loss of one or more large OEM customers would materially harm our business." Please provide us with your detailed analysis as to why you are not substantially dependent upon your sales to Dell, HP and Tech Data for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

General

2.   We note your response to our prior comment 6. In the future, please expand your discussion to describe how the trends you note are affecting your operations and results and how you are addressing them. For example you state in the Form 10-Q for the quarter ended September 26, 2008 that "any" adverse change in economic conditions and IT related spending could adversely affect your business and results of operations. Clarify whether these trends are actually occurring and if so, how you are addressing them. As another example, you indicate that trends to reduce the number of weeks of forward-committed firm orders will continue to make your future sales more difficult to predict and inventory levels more difficult to manage. Explain the steps you are taking to address the effect this trend has on your operations.

Liquidity and Capital Resources, page 44

3.   We note that you amended your credit facility to add a $90 million term loan. Please file this amendment or provide us with your analysis as to why it does not need be filed under Item 601(b)(4) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, pages 63 and 64

4.   Please explain how you are allocating revenue for the "minor number of outliers" noted in your response to prior comment 11. Tell us how you determine VSOE in cases where the stated prices are below your "normal" range. In addition, explain how you determine that a maintenance price is not considered substantive.

Indicate how these cases are different from those where the stated prices are below your normal range and you use VSOE to allocate revenue. Explain the nature of the "renewal letter" and indicate the effect of this letter on your conclusion that you have persuasive evidence of an agreement when a contract is executed. That is, indicate whether this letter is obtained after or before the software licensing period begins.

5.   You state that you expect maintenance revenues in subsequent periods to be less than periods that follow those in which you attain the same revenues through the completion of smaller contracts. Please clarify this statement to explain why the same revenue amount will not result in the same amount of maintenance revenues in subsequent periods. Does your reference to the same revenue equate to net license fees? If the net license fee is the same, explain why subsequent maintenance revenues would be different. In this regard, confirm whether you charge large contracts a lower maintenance percentage (e.g., 10%) than you charge smaller contracts (e.g., 15%).

Definitive Proxy Statement Filed April 25, 2008

Summary Compensation for 2007

Summary Compensation Table, page 24

6.   We note your response to our prior comment 18. In future filings, when a discretionary bonus is awarded, ensure that you describe the nature of the contributions by the NEO in a specific (but concise) manner that enables shareholders to better understand the nature of the NEO's accomplishments and how they benefited the company.

Form 10-Q For the Quarter Ended September 26, 2008

Controls and Procedures, page 30

7.   We note your disclosure that "Except as they relate to the acquisitions of Touchpaper and Ergo there were no changes in [y]our internal controls over financial reporting during the quarter ended September 26, 2008 that materially affected or are reasonable likely to materially affect, [y]our internal controls over financial reporting. In future filings, revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, you should not state that there were no changes except to the extent that there *were* changes.

Mr. Edward H. Blankenship
Avocent Corporation
December 16, 2008
Page 4

Form 8-K filed December 2, 2008

8.   You disclose that you have amended the performance criteria for the performance
        share awards previously granted under your equity plans in February 2008. In
        future filings requiring Item 402 of Regulation S-K disclosure, explain how this
        action benefited shareholders and discuss your policies regarding the adjustment
        of awards or payments if the relevant measures upon which they are based are
        adjusted. Refer to Item 402(b)(2)(viii) of Regulation S-K.

                                            ****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you
have any questions regarding comments on the financial statements and related matters.
Please address questions regarding all other comments to Donna Levy, Staff Attorney, at
(202) 551-3292 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need
further assistance, you may contact me at (202) 551-3730.

                                            Sincerely,

                                            Stephen G. Krikorian
                                            Accounting Branch Chief